UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Banco Bradesco S.A. (“Bradesco") informs its shareholders and the market in general, in response to the Official Letter No. 2.383/2015-SAE (Attachment), received yesterday, July 21, from the Superintendence of Companies Monitoring of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), on the news article published on the same date, in the newspaper "O Estado de S. Paulo", which it remains analyzing the business opportunities that are aligned with its growth strategy, as the one that has been published.

As it has already been reaffirmed in the "Notices to the Market" disclosed on June 5, 19 and July 7, 2015, Bradesco also informs that any material facts relating to its activities or operations shall be promptly disclosed to the market, in compliance with the applicable legislation, notably the CVM Instruction No. 358/2002.

Cidade de Deus, Osasco, SP, July 22, 2015.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

Should   you  have  any  questions  or   require  further  information,  please  contact Mr. Carlos Wagner Firetti, phone 55 11 2178-6201, e-mail: 4823.firetti@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br; or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br

A T T A C H M E N T

July 21, 2015

2383/2015-SAE

Banco Bradesco S.A.

Mr. Luiz Carlos Angelotti

Investor Relations Officer

Subject.: Request for clarifications on news article published in the press

Dear Sirs,

We ask, until July 22, 2015, at 9 a.m., clarifications on the content of the news article published by the newspaper O Estado de São Paulo, July 21, 2015 Edition, under the headline "Bradesco negotiates HSBC's assets with exclusivity and sale is about to go through", as well as any other information considered important.

The content of the above query formulated before the response of this company must be transcribed in the file to be sent.

This request falls within the scope of the Cooperation Agreement, signed by CVM and BM&FBOVESPA on December 13, 2011, and the non-compliance with it may subject the company to possible application of coercive fine by the Companies Relations Superintendence - SEP of CVM, respected the provisions of CVM Instruction No. 452/07.

Regards,

Nelson Barroso Ortega

Companies Relations Superintendence

c.c.:    CVM - Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil)

           Sr. Fernando Soares Vieira – Companies Relations Superintendent

           Sr. Waldir de Jesus Nobre – Market Relations and Intermediaries Superintendent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 22, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.